October 12, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549-0402

Attn:	Amy Geddes, Division of Corporation Finance
Facsimile:	703-813-6967

RE:	Archon Corporation
Form 10-K for the year ended September 30, 2009
Form 10-K for the year ended September 30, 2008
File No.: 001-09481

Dear Ms. Geddes:

In response to your comment letter dated October 1, 2010 (“Comment Letter”), the following is Archon Corporation’s (the “Company”) response:

1.

Management has rewritten our certifications filed as Exhibits 31.1 and 31.2 to include the required disclosures related to the design of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Forms 10-K/A Amendment No. 2 for the years ended September 30, 2009 and 2008 were filed on October 12, 2010 with the revised certifications.

In connection with our response to your comment, as written above, management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any objection to this response to your comment.

Sincerely,

Archon Corporation

Grant Siler

Principal Accounting Officer